Alston & Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

June 27, 2008

Mr. Michael McTiernan, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

Re:	AmREIT Monthly Income & Growth Fund IV, L.P. Form 10 Filed on April 29, 2008 File No. 0-53203

Dear Mr. McTiernan:

This letter sets forth the responses of our client, AmREIT Monthly Income & Growth Fund IV, L.P. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated May 27, 2008.  The Issuer has today filed an amended Form 10 (“Amendment No. 1”) via EDGAR.  For your convenience, we have set forth each of your comments followed by the relevant response.  Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.

General Comments

1.           COMMENT:  Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 at such time and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

RESPONSE:  The Issuer is aware of the effectiveness of its Form 10 by lapse of time and the subsequent reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 upon effectiveness.

2.           COMMENT:  Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

RESPONSE:  The Issuer intends to file an amended Form 10 to update its financial statements to comply with Rule 8-08 of Regulation S-X by including the required financial statements for the quarter ended March 31, 2008, as soon as its independent auditor can perform its review procedures.

3.           COMMENT:  Please disclose your website address pursuant to Item 101(e)(2).

RESPONSE:  Please be advised that the Issuer does not maintain a website and thus is not required to disclose a website address under Item 101(e)(3) of Regulation S-K.

Item 1, Business, page 1

4.           COMMENT:  Please add a column to your chart on page 1 that discloses the percentage of each existing retail property that is currently leased.  We note that this information appears in your chart on page 16.

RESPONSE:  The requested disclosure has been added to the chart on page 1.

Equity Allocation, page 2

5.           COMMENT:  Your disclosure states that you have invested approximately $18.3 million of net proceeds of the Offering in real properties and have approximately $19.4 million in cash and cash equivalents.  We note that you raised approximately $50 million in the Offering.  Please disclose the use of the remainder of the Offering proceeds (approximately $12 million).

RESPONSE:  Additional disclosure related to the use of offering proceeds has been added to pages 1 and 2.

Investments in Properties with Operating Histories, page 2

6.           COMMENT:  We note your references to certain potential tenants.  To the extent that you do not currently have agreements with each of these prospective tenants, please refrain from identifying them by name.

RESPONSE:  The Issuer has agreements in place with each of the tenants listed on page 2.

Real Estate Fundamentals, page 3

7.           COMMENT:  Please discuss whether your current properties conform to these target property characteristics.

RESPONSE:  Additional disclosure related to our property acquisitions has been added to page 3.

Joint Ventures, page 4

8.           COMMENT:  We note your disclosure regarding your ability to approve all significant decisions involving the properties.  Please disclose whether these decisions include decisions regarding acquisitions, sales, refinancings, annual operating budgets and capital improvements.

RESPONSE:  The disclosure relating to the Issuer’s ability to approve significant decisions has been added to page 4.

Competition, page 5

9.           COMMENT:  Please identify those affiliates with whom you compete directly or, alternatively, provide a cross-reference to such discussion.

RESPONSE:  It is our understanding that your comment refers to the disclosure on page 8 of the Form 10 under the subheading “Competition.”  The disclosure on pages 6 and 8 has been revised in response to the Staff’s comment.

Risk Factors, page 9

10.           COMMENT:  Please add a risk factor to address your current lack of geographic diversity.

RESPONSE:  The requested risk factor has been added and appears on page 12.

We presently intend to effect a liquidity event…, page 9

11.           COMMENT:  Please add to your risk factor disclosure that this liquidity event may be extended to November 15, 2015 by a majority vote of the Limited Partners.  Please also describe the circumstances under which the liquidity event may not occur at all.

RESPONSE:  The risk factor has been revised to reflect the requested disclosure related to the liquidity event.

We compete with other AmREIT affiliated entities for opportunities…, page 10

12.           COMMENT:  In addition to those affiliates that already compete with you, please disclose that your General Partner or its affiliates may form a vehicle in the future that directly competes with you.  We note such related disclosure on page 4.

RESPONSE:  The requested disclosure has been added to the risk factor and appears on page 10.

13.           COMMENT: In the second paragraph, please identify the other affiliates besides AmREIT who directly compete with you with respect to selling and seeking tenants.

RESPONSE:  Additional disclosure has been added to the risk factor and appears on page 10.

Our General Partner faces conflicts of interest…, page 10

14.           COMMENT:  Please identify specifically the compensation your General Partner is entitled to receive regardless of performance.

RESPONSE:  Additional disclosure has been added to the risk factor and appears on page 10.

We may not have sufficient cash available…, page 11

15.           COMMENT:  Please add that to date all of your distributions have constituted a return of capital.  In addition, please quantify in this risk factor and in the Distributions section on page 19 the amount of distributions to date that have exceeded your cash flow from operations.

RESPONSE:  Additional disclosure related to the Issuer’s distributions has been added to pages 11 and 19.

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 14

16.           COMMENT:  We note that you have not provided tabular disclosure of contractual obligations pursuant to Item 303(a)(5) of Regulation S-K.  Please advise us whether you have such funding obligations with respect to current development projects.

RESPONSE:  Pursuant to Item 303(d) of Regulation S-K, smaller reporting companies are not required to provide tabular disclosure of contractual obligations under Item 303(a)(5) of Regulation S-K.

Description of our Real Estate Investments, page 16

17.           COMMENT:  We note that you have development and redevelopment plans for each of your properties.  If known, please briefly describe each of these plans, including estimated costs, estimated timing and method of financing.

RESPONSE:  Additional disclosure related to the redevelopment plans for Casa Linda Plaza has been added to page 16.  The development/redevelopment of Woodlake Square, Westheimer Gessner and Cambridge Holcombe is in the initial planning stages.  Therefore, descriptions of the development/redevelopment plans for these properties are not available at this time.

18.           COMMENT:  Please provide a lease expiration table for your three operating properties.

RESPONSE:  The Issuer discloses the lease expiration date of each property’s largest tenant on page 16.

Item 5 – Directors and Executive Officers, page 17

19.           COMMENT:  Please expand your disclosure to discuss the business experience each person has had over the past five years, including positions held, in accordance with Item 401(e) of Regulation S-K.

RESPONSE:  The requested disclosure has been added to page 17.

Liquidating Stage, page 18

20.           COMMENT:  In footnote (1), you state that property management fees were paid to one of your affiliates.  Please identify the affiliate.

RESPONSE:  The requested disclosure has been added to page 18.

Financial Statements and Notes

Balance Sheet

21.           COMMENT:  We note your registration statement was filed after the February 4, 2008 effective date of Release No. 33-8876:  Smaller Reporting Company Regulatory Relief and Simplification, please tell us what consideration you gave to including your audited balance sheet as of December 31, 2006 as required by Rule 8-02 of Regulation S-X.

RESPONSE: The Issuer determined that its audited balance sheet as of December 31, 2006 would not be meaningful to investors as it had not yet begun its principal operations as of such date.  The Issuer had minimal assets recorded as of that date which were limited to the capital contributions received from its General Partner.  The Issuer achieved its minimum offering threshold in January 2007 at which point it made its first investment. The Issuer also notes that, prior to achieving its minimum offering threshold and acquiring its first investment property in 2007, there was no cumulative operating activity to be reflected in the December 31, 2006 balance sheet.  Based on the foregoing, the Issuer believes that its balance sheet as of December 31, 2006 is not meaningful disclosure because it had not yet commenced its principal operations as of such date.

Note 2.  Summary of Significant Accounting Policies

Investment in Non-Consolidated Entities, page F-6

22.           COMMENT:  We note that as of December 31, 2007 all of your real estate investments are reported under the equity method of accounting.  Please advise us of your policy for reviewing investments for impairment under paragraph 19(h) of APB-18.

RESPONSE:  The Issuer’s policy for reviewing investments for impairment is consistent with paragraph 19(h) of APB 18.  The Issuer will recognize an impairment in an equity-method investment if there is:

•	Evidence of an inability to recover the carrying amount of the investment;
•	Evidence of an inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment; and
•	An indication that the current fair value of an investment is less than its carrying value and that that loss is other-than-temporary.

In applying the above policy as of December 31, 2007, the Issuer does not believe that any of its investments have a current fair value that is less than its carrying amount.  The Issuer notes that three of its four equity-method investees are operating properties that were purchased in the last half of 2007 with the intent to redevelop – Casa Linda, Woodlake Square, and Westheimer Gessner.  Even though three of these properties are incurring net losses, as is typical with real estate, those losses are generated by the significant depreciation and amortization charges incurred.  From a value standpoint, the local Texas submarkets in which each of these properties is located continues to be strong, and each of the properties are generating positive cash flows from operations.  Although in the preliminary stages (as of December 31, 2007), the Issuer is proceeding with the redevelopment plans for all of these properties and expects to realize gains upon their disposition.  The remaining equity method investee (Cambridge Holcombe) is a vacant tract of land in the Texas Medical Center in Houston, TX.  The Issuer purchased this property in late December 2007, and will likely be developing it into a mixed-use center.  The Issuer has no indication that this property has suffered a decline in value given the very brief period of time since acquisition and given the strength of this location in its Texas submarket.

Note 4.  Partners’ Capital and Minority Interest, page F-8

23.           COMMENT:  Please tell us what consideration you gave to including the balance sheet of your General Partner as required under Rule 8-07 of Regulation S-X.

RESPONSE:    Based on further discussions with the Staff, the Issuer will be providing an audited balance sheet of its General Partner in a future amended Form 10.  The Issuer is currently coordinating the audit with its independent auditors.

Note 7.  Subsequent Events, page F-8

24.           COMMENT:  We note that you acquired a retail shopping center for $8.8 million in March 2008.  Please tell us what consideration you gave to filing financial statements for the acquired real estate under Rule 8-06 of Regulation S-X.  Similarly advise us your consideration of Rule 8-06 for your investments acquired since your inception.

RESPONSE:  With respect to filing financial statements for the Issuer’s March 2008 acquisition, that acquisition did not exceed the 10% materiality threshold pursuant to Rule 8-06 of Regulation S-X.  The combined carrying value of all properties in which the Issuer had an investment as of December 31, 2007 was $118 million.  Accordingly, investments less than $11.8 million are not subject to the requirements of Rule 8-06.  The Issuer has not made any new property investments subsequent to the March 2008 acquisition that are in excess of the $11.8 million threshold.

With respect to the Issuer’s investments acquired since inception, the following considerations were made:

•
Casa Linda Plaza and Woodlake Square.  Due to their significance to the Issuer’s 2007 reported results, the Issuer filed audited financial statements for the 2007 and 2006 periods pursuant to Rule 3-09 of Regulation S-X.  The Issuer notes that it was not a public reporting entity when such acquisitions were made and therefore did not have a filing requirement at the time of acquisition.  The Issuer believes that the financial statements filed under Rule 3-09 meet the spirit of Rule 8-06 and were even more relevant given that they included a more recent period (2007) than the pre-acquisition financial statements required by Rule 8-06.

•
Westheimer Gessner.  Similar to the considerations above for Casa Linda Plaza and Woodlake Square, the Issuer did not have a filing requirement at the time this acquisition took place.  Additionally, the Issuer’s portion of Westheimer Gessner’s operating results comprised only 1% of its 2007 net loss.  The Issuer also notes that this property will be included in its consolidated results of operations in future periods as a result of a follow-on investment made in June 2008.  Due to such additional investment, the Issuer now owns a 60% controlling interest in Westheimer Gessner.

•
Cambridge Holcombe.  As noted in the Issuer’s filing on Form 10, Cambridge Holcombe is undeveloped land and is therefore not an operating property.  Accordingly, no historical operating information exists to date.

The Issuer acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking action with respect to the filing, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-7986.

Sincerely,

/s/ Jason W. Goode

Jason W. Goode
Partner

JWG:kgh
Enclosures

cc:           Mr. H. Kerr Taylor
Mr. Chad C. Braun